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Exhibit 99.2

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street, PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS

FALCONBRIDGE REPORTS SECOND QUARTER EARNINGS
OF US$139 MILLION; UP 256% YEAR OVER YEAR

TORONTO, Ontario, July 23, 2004 — Falconbridge Limited (TSX: FL) today reported consolidated earnings of $139 million, or $0.77 per common share on a basic basis and $0.76 on a diluted basis, for the second quarter of 2004. This compares with earnings of $39 million or $0.21 per common share on a basic and diluted basis for the second quarter of 2003. Second quarter 2004 net earnings were negatively affected by a non-cash $13 million pre-tax mark-to-market loss on interest rate swaps, or $9 million after tax ($0.05 per common share) — a non-operating item not expected to reoccur in subsequent quarters. The earnings were also adversely affected by the advanced shutdown of the Kidd metallurgical operations. Operating income in the second quarter was $189 million compared to $50 million for the same period in 2003. Cash generated from operating activities before working capital changes totalled $216 million compared to $95 million for the corresponding quarter in 2003. All of these increases result primarily from the higher average realized nickel, copper and zinc prices, which were up 49%, 64% and 31%, respectively. The benefit of higher prices was partially offset by lower nickel and copper sales volumes and the impact of the Canadian dollar exchange rate on Canadian operating costs, which was 5% stronger compared to the second quarter of 2003.

Second Quarter and Year-to-date 2004 Highlights

Realized Prices

  •
  Significantly increased over second quarter 2003 — nickel, copper and zinc were 49%, 64% and 31% higher, respectively

Production

  •
  Met or exceeded most production targets; however, Kidd Creek was below expectations

  •
  Completed 19 Six Sigma projects with an annualized benefit of $9 million

  •
  Completed five-week maintenance shutdown at Kidd Met

  •
  Started rebuild of Sudbury smelter furnace roof and walls, providing longer-term reliability

  •
  Annual production targets for nickel (100,000 tonnes) and copper (350,000 tonnes) remain unchanged

Financial Position

  •
  Annualized return on shareholders' equity of 31%

  •
  Cash flow increased to $216 million from $95 million a year ago

  •
  Improved net debt to net debt plus equity ratio to 31% from 37% at Dec. 31, 2003

  •
  Reinforced ability to fund projects and grow the businesses

Projects and Other Developments

  •
  Completed Collahuasi transition and mill expansion ahead of schedule and under budget; mill operating at design capacity of 110,000 tonnes per day

  •
  Concluded three-year labour agreement at Collahuasi

  •
  Started up new crushing plant at Lomas Bayas

  •
  Bankable Feasibility Study on Koniambo nearing completion

Resources

  •
  Increased Nickel Rim South inferred resource to 13.7 million tonnes

  •
  Continued drilling at Fraser Morgan reporting intersections with significant mineralization

Compared to the first quarter of 2004, second quarter earnings declined as a result of lower nickel prices, which were down 16% from those realized in the first quarter. In addition, copper sales volumes from the Kidd Creek operation were down 45% from the first quarter as a result of the advancement of the maintenance and vacation shutdown at the copper smelter.

Commentary

"We had another solid quarter with our earnings being driven by solid metal prices and good production," said Aaron Regent, President and Chief Executive Officer of Falconbridge. "Our projects continue to advance well and we are particularly pleased with the completion of the $654 million Collahuasi expansion, which was finished ahead of schedule and will be under budget. With early completion of the project, the increase in copper production will enable us to further capture the benefits of higher copper prices."

"We remain optimistic about the balance of the year. The backdrop for metal prices continues to be very strong with good demand, low inventories, and insufficient supply coming on stream to eliminate the deficits in nickel and copper. As a result, metal prices should continue at these higher levels. With a large and growing production base of nickel and copper, Falconbridge is well positioned to benefit."

First Half 2004

Year-to-date earnings were $323 million, or $1.78 per common share on a basic basis and $1.77 on a diluted basis, compared with $77 million or $0.41 per common share on a basic and diluted basis, as reported in the first half of 2003. Operating income in the first half was $456 million, compared to $111 million for the same period in 2003. Cash generated from operating activities before working capital changes totalled $479 million, compared to $202 million for the corresponding half in 2003. The year-over-year improvement is largely the result of the higher average realized price for nickel and copper, which were both up 64% from the same period in 2003, and zinc prices, which were up 31%.

Results of Operations

Nickel Operations

For the second quarter of 2004, operating income for the nickel business of $134 million compared to $53 million in the second quarter of 2003. Refined nickel production was 22,970 tonnes in the second quarter of 2004, compared to 26,697 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $2.83 in the second quarter of 2004, 15% higher than the cash cost of $2.47 for the same period in 2003.

INO

Revenues: In the second quarter of 2004, sales volumes of nickel decreased 13% to 18,025 tonnes from 20,627 tonnes in the second quarter of 2004. Copper sales volumes were also lower at 11,464 tonnes in the second quarter of 2004, a decrease of 29% from 16,139 tonnes in the same period a year ago. The reduction in sales volumes for both metals is primarily due to the impact of the strike at Sudbury operations in the first quarter of 2004. Precious metals revenues increased by $2 million to $27 million. In the second quarter of 2004, consolidated revenues for the INO increased 33% to $336 million, from $252 million for the same period in 2003.

Costs: In the second quarter of 2004, the operating cash cost of producing a pound of nickel from INO mines was $2.49. The $0.29, or 13%, increase over 2003 costs was the result of the stronger Canada/U.S. dollar exchange rate, increased costs to access the ore in the Canadian operations and lower ore grades that reduced nickel production volumes, which were partially offset by higher by-product credits.

Operating income: The INO's second quarter 2004 operating income was $90 million, compared with $46 million for the second quarter of 2003. The $44 million increase was mainly due to higher metal prices and lower depreciation and amortization charges, which were offset by the impact of lower nickel and copper sales volumes, higher administrative charges and higher unit costs, caused in part by the strengthening of the Canadian dollar.

Production: Sudbury mines production was 5,728 tonnes during the second quarter of 2004 compared with 7,082 tonnes in the second quarter of 2003. The shortfall in nickel production was primarily attributable to lower ore grades. The production ramp-up after the strike was completed as scheduled. Sudbury mine production has been revised to 20,000 tonnes for 2004 from 22,000 tonnes.

At Raglan, nickel in concentrate production in the quarter was at 6,229 tonnes and copper production was 1,605 tonnes, slightly below 2003 levels due to lower mill recoveries. For 2004, Raglan nickel production is forecast at 24,500 tonnes.

At the Sudbury smelter, nickel in matte production in the second quarter of 2004 decreased to 14,532 tonnes from 15,833 tonnes in the same period of 2003 as a result of lower feed from the Sudbury mines. The smelter began an eight-week maintenance shutdown on June 14, 2004. During this time, the furnace roof and sidewalls will be rebuilt after a 10-year service life on the walls and 26 years on the roof.

At Nikkelverk, second quarter nickel production level of 16,099 tonnes was lower than in the second quarter of 2003 due to lower shipments of material from Sudbury, resulting from the strike in the first quarter and lower custom feed volumes. The refined nickel and copper production forecast for 2004 remains at 72,000 tonnes and 37,000 tonnes, respectively.

Other Developments: At the Nickel Rim South project, site work continued in preparation for shaft sinking. Additional results from the surface drilling program has resulted in the inferred resource increasing by 0.5 million tonnes in the second quarter of 2004. Inferred resources now consist of 13.7 million tonnes grading 1.7% nickel, 3.6% copper, 0.04% cobalt, 0.8 grams per tonne gold, 2.0 grams per tonne platinum and 2.2 grams per tonne palladium.

The existing Fraser Morgan mineral resource is unchanged from the first quarter of 2004. However, a recent surface drill hole located approximately 450 metres to the northeast of the resource intersected 35.6 metres of 1.8% nickel and 0.7% copper.

Falcondo

Revenues: In the second quarter of 2004, revenues of $100 million at Falcondo increased 89% from $53 million in the same period of 2003. This resulted from a 21% increase in sales to 7,808 tonnes from 6,455 tonnes in 2003 and the impact of a 55% increase in the realized ferronickel price.

Costs: Falcondo's operating cash cost per pound of ferronickel increased by 11% in the second quarter of 2004 to $3.42, mainly due to the increase in oil prices and non-fuel operating costs. Oil costs rose from $27 per barrel in the second quarter of 2003 to $33.90 in the most recent quarter.

Operating income: Falcondo's second quarter 2004 operating income was $44 million, compared with $7 million for the same period in 2003. The $37 million higher contribution reflects a higher ferronickel selling price and increased sales volumes.

Production: In the second quarter of 2004, Falcondo produced 6,871 tonnes of nickel in ferronickel compared to 6,557 tonnes in the second quarter of 2003. For the year, the ferronickel production forecast remains unchanged at 28,000 tonnes.

Copper Operations

Operating income of the copper business rose to $76 million in the second quarter of 2004 compared with $14 million in the same period for 2003. Copper production from Kidd Creek and South American operations was 75,638 tonnes in the second quarter 2004, compared with 68,979 tonnes in 2003. The operating cash cost per pound of copper was $0.52 compared with $0.50 in 2003.

Collahuasi

Revenues: Falconbridge's share of revenues at Collahuasi in the second quarter of 2004 was $121 million, compared with $68 million in the second quarter of 2003. The increase of $53 million is attributable to the impact of higher metal prices. Due to the project-related tie-in work on the pipeline from the mine site, approximately 8,000 tonnes of copper in concentrate remained at the mine site instead of being shipped and was not included in revenues in the quarter. This will be recorded in the third quarter.

Costs: The operating cash cost of $0.45 per pound of copper in the second quarter of 2004 compared to $0.38 in the same period in 2003. The increase in the cash cost resulted from higher contractor costs, the strengthening of the Chilean peso against the U.S. dollar, and the impact of project-related tie-in work on operations.

Operating income: The Corporation's share of Collahuasi's second quarter 2004 operating income was $73 million compared with $25 million in the same period for 2003. The positive variance is mostly attributable to higher copper prices, partially offset by higher operating costs and lower sales volumes.

Production: Falconbridge's share of second quarter copper production in 2004 totalled 46,432 tonnes, compared to 43,515 tonnes in the second quarter of 2003. For 2004, Falconbridge's share of Collahuasi's production has been revised to 220,000 tonnes.

Other Developments: Collahuasi signed a three-year labour contract effective July 1, 2004, representing an average annual increase in costs of 6% plus costs of living. Currently, there are 652 unionized operators, representing 92% of operators and more than 60% of all employees.

Completion of the transition and concentrator expansion project was accomplished five weeks ahead of the July 1 schedule date. The concentrator was processing at the design capacity of 110,000 tonnes per day by the end of June. The Ujina-Rosario expansion project is on budget and almost finished, pending only the completion of some of the infrastructure of the port facilities. Conceptual study of the second expansion of the copper concentrator and the feasibility study of the molybdenum plant is continuing on schedule.

Lomas Bayas

Revenues: Revenues in the second quarter of 2004 were $42 million compared to $25 million in the second quarter of 2003. The $17 million increase was attributable to the impact of higher copper prices.

Costs: The operating cash cost of producing a pound of copper in the second quarter of 2004 increased to $0.52 per pound from $0.46 per pound in the second quarter of 2003. The increase in the cash cost resulted from higher contractor costs, higher acid costs, additional start-up costs associated with a new leach pad and the strengthening of the Chilean peso against the U.S. dollar.

Operating income: Lomas Bayas' second quarter 2004 operating income was $22 million, up from $5 million in the same period of 2003, as higher sales prices more than offset the impact of higher production costs.

Production: Lomas Bayas produced 14,914 tonnes of copper cathode in the second quarter of 2004 compared to 14,809 tonnes in the second quarter of 2003. For 2004, Lomas Bayas production is forecast at 60,000 tonnes.

Other Developments: The Crusher Expansion Project was completed on budget and on schedule. The plant achieved design capacity of 36,000 tonnes per day in the first week of June. Production was affected by a four-day shutdown to synchronize the start-up of the new facilities and the new leach pad.

Kidd Creek

Quarterly results were negatively impacted by lower than planned mine production, the advance of a planned copper smelter/refinery shutdown and the processing of purchased zinc in concentrate to replace mine shortfalls, partially offset by higher copper prices.

Kidd Metallurgical Division

The shutdown of the copper smelter in mid-May, due to the failure of a cooling block on the C Furnace, negatively impacted the financial results for the second quarter of 2004. The Copper Smelter's five-week shutdown, originally scheduled for the third quarter, was advanced by six weeks due to the failure. The smelter was back on line at the end of June and will recover most of the lost production in the third quarter of 2004. Force majeure was declared for cathode deliveries during the outage. During the downtime, some work that had been planned for 2005, such as full replacement of the walls and roof, was also completed.

Copper cathode production for the second quarter of 2004 was 19,531 tonnes, compared to 38,024 tonnes in the same quarter of 2003, primarily as a result of the five-week smelter shutdown. Refined zinc production was 35,918 tonnes, compared to 30,966 tonnes in the second quarter of 2003. For 2004, refined copper production is expected to be 125,000 tonnes and zinc production 120,000 tonnes.

An agreement was reached for a long-term supply of precious metal-bearing zinc concentrate from Agnico Eagle's LaRonde Mine. Initial deliveries will occur in the fourth quarter.

The Zinc plant shutdown, which commenced in late June, has been reduced from thirteen to seven weeks, as a result of securing higher tonnages of zinc concentrates.

Kidd Mining Division

Several events had a negative impact on mine production during the period. No. 1 Mine production was on hold during April and May due to ground stability problems. Stope blockage and maintenance issues associated with the ore handling system negatively impacted mine production during the quarter. Two mine ventilation fans installed to facilitate Mine D operation failed during the quarter but are currently back in operation. Utilization of existing fans minimized lost production. Forecast production for the remainder of the year indicates that a portion of the tonnage shortfall in the first half should be recovered in the second half of the year.

Revenues: Revenues of $105 million in the second quarter of 2004 were 14% higher than revenues for the same period for 2003, despite the copper plant being shut down for maintenance for five weeks. Higher realized prices for copper more than offset the financial effect of lower sales volumes.

Costs: Second quarter 2004 operating cash costs at the Kidd Mine increased to $1.00 per pound from $0.90 per pound for the same period in 2003. The increase in unit costs was due primarily to lower production volumes and increased contracted services and production supplies related to backfill and lateral development activities.

Operating income: Kidd Creek reported a second quarter 2004 operating loss of $19 million compared to an operating loss of $16 million for the second quarter of 2003. Of this amount, approximately $8 million relates to costs incurred as a result of the shutdown of the copper smelter.

Production: Copper and zinc production from the Kidd Mine during the second quarter of 2004 totalled 14,292 tonnes and 10,700 tonnes, respectively. Copper and zinc ore grades were 1.81% and 5.05%, respectively. The copper and zinc mine production forecast for 2004 has been revised to 42,000 tonnes and 100,000 tonnes, respectively, due to planned improvements to tonnage mined and zinc grades.

Other Developments: At the end of June, the zinc operations began a seven-week planned maintenance shutdown. Operations will resume in August, six weeks earlier than original plan. Work at Mine D is advancing as planned with first ore production expected in the second half of 2004 with continuous ramp-up during 2005 and 2006. Mine D will improve operational reliability and predictability and maintain the future mining rate at 2.4 million tonnes per year. Construction and preparations for the Montcalm milling circuit, which will process nickel-bearing ores for the Nickel Business Unit, is progressing as planned.

Corporate and other

During the quarter ended June 30, 2004, Corporate costs of $21 million were $4 million over the comparable period of 2003. This is attributable to the recognition of a $13 million mark-to-market loss, during the current quarter with no comparative amount for the second quarter of 2003, on interest rate swaps that were not eligible for hedge accounting, and $2 million higher losses from other subsidiaries. This was offset by $2 million in additional income from metals trading and $5 million less in foreign exchange losses. Foreign exchange losses, excluding the impact of currency hedge positions, were $1 million for the quarter compared to $6 million for the same period of 2003. Losses from other subsidiaries increased due to additional spending on exploration.

Business Development and Projects

Engineering for the Montcalm nickel project in northern Ontario was completed at the end of June and mine development activities are well underway. The project remains on time and on budget, and will add 8,000 tonnes of nickel production per year beginning in 2005. Surface preparation and early shaft development are underway at our Nickel Rim South project. Looking forward, the focus in nickel will be on the advancement of the Koniambo project in New Caledonia, where the Bankable Feasibility study nears completion, Fraser Morgan in Sudbury, Ontario, the Raglan optimization project in Quebec, the Kabanga project in Tanzania and the potential expansion of Falcondo in the Dominican Republic. In copper, further expansions at Lomas Bayas and Collahuasi are being assessed.

Falconbridge and Barrick Gold Corporation continued to advance joint-venture documentation for the Kabanga nickel project in Tanzania. This is expected to conclude in the third quarter.

Liquidity and Capital Resources

Consolidated cash and cash equivalents increased by $112 million to $427 million at June 30, 2004, compared to June 30, 2003. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

In the second quarter of 2004, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity improved to 31% from 37% at the end of 2003.

Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totalling $468 million. As a result, the Corporation has unused credit and cash available of $895 million. In addition, the Corporation has no major debt maturities until 2005.

Working capital increased to $864 million at the end of second quarter of 2004 from $649 million at the end of December 2003. This is primarily attributable to an increase of cash of $129 million, an increase in inventories of $70 million and a $31 million increase in receivables, all in the first six months of 2004.

Cash generated from operations before working capital changes totalled $216 million compared with $95 million for the second quarter of 2003.

The ratio of current assets to current liabilities was 3:1 at June 30, 2004.

Capital investments in the second quarter of 2004 were directed towards development of Mine D at the Kidd Mining Division, the Collahuasi transition from Ujina to Rosario, the crusher expansion at Lomas Bayas, evaluation work at Koniambo and to maintain and improve productive capacity at all locations. Forecast capital investments in 2004 are now estimated at $550 million, including maintenance and sustaining capital.

Total debt decreased to $1,415 million at June 30, 2004 from $1,418 million at March 31, 2004 ($1,427 million at the end of 2003). The decrease was attributable to an unrealized foreign exchange gain on Canadian dollar denominated debt, from the weakening of the Canadian dollar at June 30, 2004 relative to March 31, 2004. The decrease from the end of 2003 was primarily attributable to debt repayments of $8 million in the first quarter. The current portion of long-term debt is $77 million.

Dividend Payment

On July 23, 2004 the Board of Directors declared dividends of 10 cents Cdn per Common Share payable August 19, 2004 to shareholders of record August 18, 2004 and of 2 cents Cdn per Preferred Share Series 1 payable September 1, 2004 to shareholders of record August 18, 2004. The Preferred Share Series 2 pays a monthly floating dividend based on the prime interest rate, payable on the 12th day of each following month for record holders of the last business day of the preceding month. For Preferred Share Series 3, a dividend of 28.63 cents Cdn per share was declared and is payable September 1, 2004 to shareholders of record August 18, 2004. The Company intends to continue paying the common share dividend in Canadian dollars but will review the situation on a periodic basis. The preferred share dividends will continue to be declared in Canadian dollars.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian — U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Log on to www.falconbridge.com to listen to Falconbridge's quarterly teleconference with investors and analysts on April 23, 2004 at 1:00 p.m. EST. A recording of the call will be posted on the site as soon as it is available.

For further information please contact:
Denis Couture, Vice-President, Investor Relations, Communications & Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com

Michael Doolan, Senior Vice-President and Chief Financial Officer
416-982-7355
Michael.doolan@toronto.norfalc.com

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited — in millions of United States dollars except per share data)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(Restated — note 2a)		(Restated — note 2a)
Revenues	$704	$490	$1,438	$962

Operating expenses
Costs of sales
Costs of metal and other product sales	407	340	811	672
Depreciation of plant and equipment	46	51	87	92
Amortization of development and preproduction expenditures	21	16	37	33

	474	407	935	797
Selling, general and administrative (note 6)	30	23	54	44
Exploration	5	7	8	10
Research and process development	3	2	5	4
Other (income)/expense (note 2b)	3	1	(20)	(4)

	515	440	982	851

Operating income	189	50	456	111

Interest (note 2b)	6	13	16	25

Earnings before taxes and non-controlling interest	183	37	440	86
Income and mining taxes	41	(3)	110	8
Non-controlling interest in earnings of subsidiaries	3	1	7	1

Earnings for the period	$139	$39	$323	$77
Dividends on preferred shares	1	2	3	4

Earnings attributable to common shares	$138	$37	$320	$73

Basic earnings per common share	$0.77	$0.21	$1.78	$0.41
Diluted earnings per common share	$0.76	$0.21	$1.77	$0.41

FALCONBRIDGE LIMITED

EARNINGS CONTRIBUTIONS

(unaudited — in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(Restated — note 2a)		(Restated — note 2a)
Principal operations —
Integrated Nickel Operations (INO)	$90	$46	$221	$90
Falconbridge Dominicana, C. por A.	44	7	99	11

Nickel Operations	134	53	320	101

Kidd Creek Operations	(19)	(16)	(16)	(30)
Collahuasi	73	25	118	53
Lomas Bayas	22	5	46	11

Copper Operations	76	14	148	34
Corporate costs (note 2b)	21	17	12	24

Operating income	189	50	456	111
Interest (note 2b)	6	13	16	25
Income and mining taxes	41	(3)	110	8
Non-controlling interest in earnings of subsidiaries	3	1	7	1

Earnings for the period	139	39	323	77
Dividends on preferred shares	1	2	3	4

Earnings attributable to common shares	$138	$37	$320	$73

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited — in millions of United States dollars)

	June 30, 2004	December 31, 2003
		(Restated — note 2a)
ASSETS
Current
Cash and cash equivalents	$427	$298
Accounts and metals settlements receivable	289	258
Inventories	512	442

Total current assets	1,228	998
Property, plant and equipment (note 2a, 4, 5)	2,189	2,149
Development and preproduction expenditures, net (note 2a, 4, 5)	856	821
Deferred expenses and other assets (note 2b)	323	204

Total assets	$4,596	$4,172

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$252	$255
Income and other taxes payable	35	23
Long-term debt due within one year	77	71

Total current liabilities	364	349
Long-term debt	1,338	1,357
Future income and mining taxes	257	205
Employee future benefits	134	150
Other long-term liabilities (note 2a, 2b)	230	147
Non-controlling interest	31	26

Total liabilities	2,354	2,234

Shareholders' equity (note 2a, 7)	2,242	1,938

Total liabilities and shareholders' equity	$4,596	$4,172

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(unaudited — in millions of United States dollars)

	Three months ended June 30, 2004		Six months ended June 30, 2003
	Number	Amount	Number	Amount
			(Restated — note 2a)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	178,792,492	$1,450	177,603,432	$1,430
Issued pursuant to employee stock options	883,198	14	112,700	1
Repurchase of common shares	—	—	(600,000)	(5)

Balance, end of period	179,675,690	1,464	177,116,132	1,426

Preferred shares Series 1
Balance, beginning and end of period	89,835	1	89,835	1

Preferred shares Series 2
Balance, beginning of period	—	129	7,910,165	129
Conversion of units	(3,122,882)	(78)	—	—

Balance, end of period	(3,122,882)	51	7,910,165	129

Preferred shares Series 3
Balance, beginning of period	—	—	—	—
Issue of units (note 7)	3,122,882	78	—	—

Balance, end of period	3,122,882	78	—	—

Contributed surplus		2		3

Surplus (Deficit)
Balance, beginning of year		128		(5)
Adjustment for change in accounting standard Asset retirement obligations (note 2a)		10		14
Earnings for the period		323		77
Preferred Share issue expense		—		—
Dividends
— Common shares		(27)		(24)
— Preferred shares		(3)		(4)
Loss on repurchase of Common shares		—		(2)

Balance, end of period		431		56

Cumulative translation adjustment		215		217

Total shareholders' equity		$2,242		$1,832

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited — in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(Restated — note 2a)		(Restated — note 2a)
Operating activities
Earnings (loss) for the period	$139	$39	$323	$77
Add (deduct) items not affecting cash
Depreciation and amortization	71	68	127	125
Future income and mining taxes	17	(9)	57	(3)
Non-controlling interest in earnings of subsidiaries	3	1	7	1
Other	(6)	(1)	(21)	7
Contributions to pension fund in excess of expense	(8)	(3)	(14)	(5)

Cash provided by operating activities before working capital changes	216	95	479	202
Net change in receivables, inventories and payables	(63)	34	(95)	(18)

Cash provided by operating activities	153	129	384	184

Investing activities
Capital expenditures and deferred project costs	(128)	(80)	(228)	(145)
Change in other assets	—	(12)	(2)	(15)

Cash used in investing activities	(128)	(92)	(230)	(160)

Financing activities
Long-term debt, including current portion:
Issued	—	216	—	247
Repaid	—	(88)	(8)	(88)
Dividends paid
— common shareholders	(14)	(10)	(27)	(24)
— preferred shareholders	(1)	(4)	(3)	(4)
— minority shareholders of Falcondo	(1)	—	(1)	—
Repurchase of common shares	—	(5)	—	(6)
Issue of common shares	3	—	14	1

Cash (used in) provided by financing activities	(13)	109	(25)	126

Cash provided during the period	12	146	129	150
Cash and cash equivalents, beginning of period	415	169	298	165

Cash and cash equivalents, end of period	$427	$315	$427	$315

Supplementary Information:
Cash paid for interest	$18	$21	$27	$28
Cash paid (refunded) for income and mining taxes	$29	$2	$48	$6

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	18,025	20,627	36,143	40,952
Copper	11,464	16,139	24,661	30,609
Precious metal revenues ($000s)	26,718	24,750	48,445	44,714
Ferronickel	7,808	6,455	14,585	12,991
Kidd Creek Division
Zinc (including metal in concentrate)	33,670	28,361	60,195	63,878
Copper (including metal in concentrate)	15,834	26,375	44,803	55,148
Silver (000s ounces)	1,143	1,553	2,147	2,757
Collahuasi
Copper (including metal in concentrate)	47,077	46,798	75,956	91,227
Lomas Bayas
Copper	13,645	14,817	28,681	29,395
Total Sales
Nickel	25,833	27,082	50,728	53,943
Copper	88,020	104,129	174,101	206,379
Average prices realized (U.S.$ per pound, except silver)
Nickel	$5.76	$3.87	$6.32	$3.85
Ferronickel	5.85	3.78	6.29	3.71
Copper
Kidd	1.37	0.79	1.28	0.79
Collahuasi	1.17	0.76	1.24	0.77
Lomas Bayas	1.39	0.77	1.35	0.77
Zinc	0.51	0.39	0.51	0.39
Silver (U.S.$ per ounce)	6.22	4.62	6.43	4.63

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Mine production (tonnes)
Sudbury
Nickel	5,728	7,082	10,132	13,303
Copper	7,476	9,260	11,279	16,524
Raglan
Nickel	6,229	6,672	12,897	13,412
Copper	1,605	1,625	3,338	3,422
Falcondo
Ferronickel	6,871	6,557	14,870	13,444
Kidd Mining Division
Copper	14,292	10,655	23,588	21,373
Zinc	10,700	16,479	31,492	37,651
Silver (000s ounces)	757	548	1,951	1,287
Collahuasi
Copper	46,432	43,515	81,801	87,726
Lomas Bayas
Copper	14,914	14,809	30,642	29,381
Total mine output
Nickel	18,828	20,311	37,899	40,159
Copper	84,719	79,864	150,648	158,426
Metal production (tonnes)
Sudbury — Smelter output
Nickel	14,532	15,833	25,936	30,684
Copper	5,651	5,468	9,885	10,655
Nikkelverk — Refinery output
Nickel	16,099	20,140	34,958	40,703
Copper	9,234	8,843	18,980	17,378
Falcondo
Ferronickel	6,871	6,557	14,870	13,444
Kidd Metallurgical Division
Zinc plant output — zinc	35,918	30,966	64,376	68,901
Copper Cathode — refinery output	19,531	38,024	53,253	74,983
Blister Copper	17,580	36,276	51,177	73,044
Collahuasi
Copper	5,669	6,583	11,821	13,445
Lomas Bayas
Copper	14,914	14,809	30,642	29,381
Total refined output
Nickel	22,970	26,697	49,828	54,147
Copper	49,348	68,259	114,696	135,187

FALCONBRIDGE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004

[Amounts reported in US dollars unless otherwise stated]

1.     ACCOUNTING POLICIES

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in note 2 below. These unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2003 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

Effective January 1, 2004 the Corporation adopted three new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants (CICA); Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13), and Impairment of Long-lived Assets (CICA 3063).

a)    Asset retirement obligations

Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred while a provision for mine closure and site closure costs was charged to earnings over the life of the operations. Under this new standard, a capital asset and corresponding long-term obligation, equal to the fair value of the legal obligation for asset retirement, determined at the date of adoption, is recorded. The key assumptions on which the fair value of the asset retirement obligations is based, includes the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The company uses discount rates ranging from 5 to 6.5%. Under the accounting standard, a provision for asset retirement is not required to be recorded for assets with indeterminate lives until such time as sufficient information exists to estimate a range of settlement dates. As such, although the Corporation has asset retirement obligations for its refinery in Norway as well as the metallurgical facilities at Sudbury and Kidd Creek, we have not included these assets in our provision for asset retirement as sufficient information is not available to estimate the timing of settlement at this time. Cash outflows totaling $450 million is expected to be incurred over a period ranging from 1 to 62 years. The capital asset is being depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is being accreted with a corresponding charge to operating income. This standard has been applied retroactively with restatement of prior years.

As of January 1, 2003 the cumulative impact of the adoption of the standard was to increase retained earnings by $14 million, increase property, plant and equipment by $69 million, increase accumulated depreciation by $14 million, increase the provision for asset retirement by $37 million, and increase future income taxes by $5 million. The adoption of the new standard resulted in a decrease of $1 million and $1 million to previously reported earnings for the three months of and six months ended June 30, 2003, respectively.

b)    Hedging relationships

As of January 1, 2004 the corporation adopted CICA guideline AcG 13 which establishes new standards for when hedge accounting may be applied. As of January 1, 2004 and during the three months ended March 31, 2004, under the provisions of the standard, the Corporation's interest rate hedge contracts and certain energy price hedge contracts were not eligible for hedge accounting. As a result, upon the implementation of this standard, on January 1, 2004 Falconbridge recorded a deferred mark-to-market gain of $27 million on its interest rate hedges while recording a long-term receivable and long-term payable of $68 million and $40 million, for those contracts in a gain and loss position, respectively. $3 million and $6 million of this deferred gain was amortized into income as an adjustment of interest expense during the three months and six months ended June 30, 2004. Since the interest rate hedge contracts are not eligible for hedge accounting, the net interest received/paid on these positions is no longer shown as a reduction from/addition to interest, on the statement of earnings, but is shown as a component of other income together with the change in fair value of those contracts during the period.

During the 3 months and 6 months ended June 30, 2004, Falconbridge recorded a mark-to-market loss of $13 million and $nil respectively, for those contracts which were not eligible for hedge accounting.

For those energy price hedge contracts that were not eligible for hedge accounting, Falconbridge recorded a January 1, 2004 deferred mark-to-market gain of $3 million. $1 million of this deferred gain was amortized into income during the three months ended June 30, 2004. In addition, Falconbridge recorded a $2 million mark-to-market gain and a $2 million mark-to-market gain on those contracts during the three months and six months ended June 30, 2004.

Under the provisions of the new standard, the Corporation continued to be eligible for hedge accounting for its forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for its forward contracts and option contracts used as an economic currency hedge of Canadian dollar denominated monetary assets and liabilities. These contracts continue to be marked to market.

c)     Impairment of long-lived assets

CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003 and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived assets carrying value exceeds its fair value. Falconbridge has not recognized an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

3.     FOREIGN EXCHANGE GAINS AND LOSSES

Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Prior to July 1, 2003 at which point Falconbridge changed its functional and reporting currency to the US dollar, the Corporation used foreign currency exchange contracts to hedge its U.S. dollar sales revenue (item b below). Subsequent to June 30, 2003, Falconbridge began using foreign currency exchange contracts to hedge its Canadian dollar operating costs (item a below). Falconbridge also uses foreign currency exchange contracts relating to other foreign currency expenditures and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (as shown below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

Included in earnings for the three months and six months ended June 30, 2004 and 2003 are exchange gains and (losses) as summarized below.

		Three months ended June 30,		Six months ended June 30,
Source of Exchange Gains and Losses ($millions)	Income statement grouping
		2004	2003	2004	2003
Hedging Gains and (Losses)
a) Hedge of Canadian operating costs	Cost of Sales	$9	$—	$28	$—
b) Hedge of US$ Sales Revenues	Sales Revenues	$—	$—	$—	$1
Other exchange gains and (losses)	Other income	$—	$(4)	$5	(5)

4.     SEGMENTED INFORMATION

	Nickel				Copper
($millions)	INO		Falcondo		Kidd Creek		Collahuasi		Lomas Bayas		Corporate and other	Total
Three months ended June 30, 2004
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100% )
Revenues	336		100		105		121		42		—	704
Operating income (loss)	90		44		(19)		73		22		(21)	189
Depreciation, depletion and amortization	27		3		21		12		4		—	67
Property, plant & equipment	964		105		783		1,034		222		(63)	3,045
Capital expenditures & deferred projects costs	47		3		40		19		5		14	128
Three months ended June 30, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100% )
Revenues	252		53		92		68		25		—	490
Operating income (loss)	46		7		(16)		25		5		(17)	50
Depreciation, depletion and amortization	34		3		12		13		4		1	67
Property, plant & equipment	975		102		715		949		221		(72)	2,890
Capital expenditures & deferred projects costs	12		4		20		33		—		11	80
Six months ended June 30, 2004
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100% )
Revenues	715		202		238		198		85		—	1,438
Operating income (loss)	221		99		(16)		118		46		(12)	456
Depreciation, depletion and amortization	55		5		34		21		8		1	124
Property, plant & equipment	964		105		783		1,034		222		(63)	3,045
Capital expenditures & deferred projects costs	65		6		71		49		11		26	228
Six months ended June 30, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100% )
Revenues	483		106		189		134		50		—	962
Operating income (loss)	90		11		(30)		53		11		(24)	111
Depreciation, depletion and amortization	59		5		26		26		8		1	125
Property, plant & equipment	975		102		715		949		221		(72)	2,890
Capital expenditures & deferred projects costs	25		6		39		64		1		10	145
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

5.     CAPITALIZED INTEREST

During the three months and six ended June 30, 2004, Falconbridge capitalized $6 million and $12 million respectively of interest costs associated with projects under development (2003 — $3 million and $7 million).

6.     STOCK OPTIONS

During the three months ended June 30, 2004 Falconbridge granted no new stock options. During the three months ended March 31, 2004, 380,500 stock options with a value of $4 million were granted. Stock option expense of $0.4 million and $1 million (2003 — $0.7 million and $0.7 million) for the three months and six months ended June 30, 2004 is included in selling, general and administrative expense.

7.     PREFERRED SHARES — SERIES 3

On March 1, 2004 holders of the Preferred Shares Series 2 converted 3,122,882 units, or 39.5% of such shares, to Cumulative Preferred Shares Series 3. The Corporation did not choose to redeem any of the Preferred Shares Series 2 for cash; as provided under the terms of the share issue.

8.     ASSET RETIREMENT OBLIGATION

During the three months and six months ended June 30, 2004 the provision for asset retirement obligations decreased by $2 million and $4 million respectively as detailed below.

	Three months ended June 30,		Six months ended June 30,
(in Millions)
	2004	2003	2004	2003
Asset retirement obligation, beginning of period	$(130)	$(107)	$(132)	$(98)
Liabilities incurred in the current period	—	(3)	—	(5)
Liabilities settled during the current period	1	—	1	—
Accretion expense	(2)	(2)	(4)	(3)
Other	2	0	2	0
Foreign exchange gains (losses)	1	(6)	5	(10)

Asset retirement obligation, end of period	$(128)	$(117)	$(128)	$(117)

9.     POST-EMPLOYMENT BENEFIT EXPENSE

The post-employment benefit expense for the three months and six months ended June 30, 2004 is detailed below.

	Three months ended June 30,		Six months ended June 30,
(in Millions)
	2004	2003	2004	2003
Defined benefit pension plans	$12	$10	$20	$20
Defined contribution pension plans	2	2	4	3
Other benefit plans	4	4	10	9

	$18	$16	$34	$32

10.   DEBT

The Corporation has unsecured committed credit facilities with various banks. During the three months and six months ended June 30, 2004 the aggregate principal amount of the credit facilities increased by $65 million and $80 million respectively from $405 million at December 31, 2003. As of June 30, 2004 letters of credit totalling US$17 million dollars had been issued against this credit facility; thereby reducing the amount available under the facility. No other amounts have been drawn against the credit facility as of June 30, 2004.

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FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS FALCONBRIDGE REPORTS SECOND QUARTER EARNINGS OF US$139 MILLION; UP 256% YEAR OVER YEAR
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF EARNINGS (unaudited — in millions of United States dollars except per share data)
FALCONBRIDGE LIMITED EARNINGS CONTRIBUTIONS (unaudited — in millions of United States dollars)
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited — in millions of United States dollars)
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (unaudited — in millions of United States dollars)
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited — in millions of United States dollars)
FALCONBRIDGE LIMITED SALES OF PRODUCTS AND AVERAGE REALIZED PRICES (unaudited)
FALCONBRIDGE LIMITED PRODUCTION DURING THE PERIOD (unaudited)
FALCONBRIDGE LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2004 [Amounts reported in US dollars unless otherwise stated]